Exhibit 1

For Immediate Release

BioLineRx Announces Change in Ratio of American
Depositary Shares to Ordinary Shares

Tel Aviv, Israel, June 28, 2019 – BioLineRx Ltd. (NASDAQ/TASE: BLRX), a clinical-stage biopharmaceutical company focused on oncology, announced today that its Board of Directors has approved a change in the number of its ordinary shares represented by American Depositary Shares, issued by the Bank of New York Mellon as depositary, from 1 ordinary share per ADS to 15 ordinary shares per ADS. The change in exchange ratio for the ADSs will have the same effect as a 1-for-15 reverse stock split of the ADSs. The ADSs will continue to trade on the Nasdaq Capital Market. BioLineRx’s ordinary shares, which are not affected by the change, will continue to trade on the Tel Aviv Stock Exchange. The Company’s total outstanding share capital at present is 147,019,768 ordinary shares.

The new ADS to ordinary share ratio of 1 for 15 will be effective prior to the commencement of trading on the Nasdaq Capital Market on Monday, July 15, 2019. Because each ADS will represent 15 times the number of BioLineRx’s ordinary shares after the ratio change, and the total number of ordinary shares remains the same, the trading price of the ADSs is expected to increase by the same multiple, enhancing the suitability of the ADSs for trading on the Nasdaq Capital Market. BioLineRx can give no assurance, however, that the ADS price after the change in the ADS ratio will be equal to or greater than 15 times the ADS price before the change.

No fractional ADSs will be issued. Holders who would otherwise receive fractional ADSs will receive a cash payment in lieu of such fractional ADSs. The cash in lieu rate will be set when the depositary sells the ADSs that would otherwise have been issued as fractional ADSs in one or more market trades.

ADS holders with ADSs held in book-entry form or through a bank, broker or other nominee are not required to take any action and will see the impact of the change to the ADS ratio reflected in their accounts after July 15, 2019. Beneficial holders may contact their bank, broker or nominee for more information. ADS holders with ADSs held in certificate form may exchange their certificates for book-entry ADSs resulting from the changed ADS ratio. Shortly after July 15, 2019, such ADS holders will receive a Letter of Transmittal and instructions for exchanging their certificates from the depositary.

About BioLineRx
BioLineRx is a clinical-stage biopharmaceutical company focused on oncology. The Company in-licenses novel compounds, develops them through pre-clinical and/or clinical stages, and then partners with pharmaceutical companies for advanced clinical development and/or commercialization.

BioLineRx’s leading therapeutic candidates are: BL-8040, a cancer therapy platform, which has successfully completed a Phase 2a study for relapsed/refractory AML, is in the midst of a Phase 2b study as an AML consolidation treatment and a Phase 3 study in stem cell mobilization for autologous transplantation; and AGI-134, an immunotherapy treatment in development for multiple solid tumors, which is being investigated in a Phase 1/2a study. In addition, BioLineRx has a strategic collaboration with Novartis for the co-development of selected Israeli-sourced novel drug candidates; a collaboration agreement with MSD, on the basis of which the Company is conducting a Phase 2a study in pancreatic cancer using the combination of BL-8040 and KEYTRUDA® (pembrolizumab), and a collaboration agreement with Genentech, a member of the Roche Group, to investigate the combination of BL-8040 and Genentech’s atezolizumab in several Phase 1b/2 studies for multiple solid tumor indications and AML.

For additional information on BioLineRx, please visit the Company’s website at www.biolinerx.com, where you can review the Company’s SEC filings, press releases, announcements and events. BioLineRx industry updates are also regularly updated on Facebook, Twitter, and LinkedIn.

Various statements in this release concerning BioLineRx’s future expectations constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are more fully discussed in the “Risk Factors” section of BioLineRx’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2019. In addition, any forward-looking statements represent BioLineRx’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

Contact:
Tim McCarthy
LifeSci Advisors, LLC
+1-212-915-2564
tim@lifesciadvisors.com

or

Tsipi Haitovsky
Public Relations
+972-52-598-9892
tsipihai5@gmail.com